Gemplus International SA

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2006
GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)
GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑

Gemplus International SA

GEMPLUS INTERNATIONAL SA
Gemplus Trading Update
Luxembourg, September 13, 2006 — Gemplus International S.A. (Euronext LU0121706294 — GEM and NASDAQ: GEMP), a world leading player in the secure card industry and a subsidiary of Gemalto N.V. (Euronext NL0000400653 — GTO), announces today that it no longer expects to meet its financial performance outlook for 2006. The Company cited market conditions that will remain challenging and uncertainties in the global economic environment. Because of the level of its integration within Gemalto, the Company will not provide further guidance on future earnings expectations on a stand-alone basis. It expects to report on October 26, 2006 its financial performance for the third quarter ending September 30, 2006.
About Gemplus
Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is a world leading player in the secure card industry in both revenue and total shipments (source: Gartner-Dataquest, Frost & Sullivan, Datamonitor).
Gemplus delivers a wide range of portable, personalized solutions in areas including Identity, Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Healthcare, WiFi, Pay-TV, e-government, and access control.
Gemplus’s revenue in 2005 was 939 million Euros.
In June 2006, Gemplus and Axalto initiated their combination to form Gemalto, a leader in digital security.
www.gemplus.com
www.gemalto.com
For more information:

Presse	Relations Investisseur
Gemplus	Gemplus
Remi Calvet	Céline Berthier
Mob. : +33 (0) 6 22 72 81 58	Tel: +41 (0) 22 544 5054
Email: remi.calvet@gemplus.com	Email: celine.berthier@gemplus.com
©2006 Gemplus. All rights reserved. Gemplus, the Gemplus logo, are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.
Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce sectors; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main segments; profitability of our expansion strategy; challenges to

Gemplus International SA

or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

Gemplus International SA
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: 15 September, 2006	By:	/s/ Frans SPAARGAREN
		Name:	Frans SPAARGAREN
		Title:	Chief Executive Officer